BY EDGAR

Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:          Mr. Todd K. Schiffman

Assistant Director

July 29, 2014

Re:

FCB Financial Holdings, Inc.

Registration Statement Filed on Form S-1

Registration No. 333-196935

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 22, 2014 and the date hereof the number of Preliminary Prospectuses dated July 22, 2014, which were furnished to 7 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 4,809.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern time, on July 31, 2014 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

J.P. MORGAN SECURITIES LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

UBS SECURITIES LLC

As Representatives of the several Underwriters

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels

Name:	Francis Windels
Title:	Managing Director

By:	/s/ Joseph P. Coleman

Name:	Joseph P. Coleman
Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Frank Bruni

Name:	Frank Bruni
Title:	Managing Director

[Signature Page to Underwriters' Acceleration Request]

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele Allong

Name:	Michele Allong
Title:	Authorized Signatory

[Signature Page to Underwriters' Acceleration Request]

By:	UBS SECURITIES LLC

By:	/s/ Christopher Sanger

Name:	Christopher Sanger
Title:	Director

By:	/s/ Sharath Shetty

Name:	Sharath Shetty
Title:	Executive Director

[Signature Page to Underwriters' Acceleration Request]